

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 2, 2017

Daniel D. Tempesta
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, Massachusetts 01803

Re: Nuance Communications, Inc.
Form 10-K for the fiscal year ended September 30, 2016
Filed November 22, 2016
Form 8-K furnished on November 17, 2016
File No. 001-36056

Dear Mr. Tempesta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2016

General

1.   You state on page 5 that your Enterprise segment utilizes both direct and channel sales, which include a network of partners including Huawei. A 2014 press release on your website announced that your Swype keyboard was integrated into Huawei's Emotion UI device lineup and available globally in the Huawei devices. We are aware of publicly available information indicating that the Emotion UI is included in Huawei's Honor 8 smartphone and that the Honor 8 is available for sale in both Sudan and Syria. You also disclose on page 5 that your Imaging customers and partners include Samsung. We are aware of publicly available information indicating that Samsung mobile phones are available for sale in both Sudan and Syria. Additionally, a 2015 press release on your website announced that your voice technology was incorporated in ZTE's Star 2

smartphone. We are aware of publicly available information indicating that ZTE's Star 2 smartphone is available for sale in both Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, resellers, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

3. We are aware of news articles stating that Huawei and ZTE are effectively barred from selling telecommunications network equipment in the U.S. and that the Department of Commerce is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. Information published by the Department of Commerce indicates that ZTE has acted contrary to the national security and foreign policy interests of the U.S. and has re-exported controlled items to sanctioned countries contrary to U.S. law. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business relationships with Huawei and ZTE.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Professional Services and Hosting Revenue, page 22

4. We note that you aggregate your revenues from professional services and hosting revenue. As hosting revenues are recurring in nature and professional services are not,

please tell us what consideration was given to separately quantifying these revenue streams. In this regard, it would appear that this disclosure could be useful to an investors understanding of your recurring revenue streams.

Form 8-K furnished on November 17, 2016

5.   In the bullets on page 1, your non-GAAP measures of revenue, operating margin and diluted EPS precede the GAAP measure. Please ensure that your non-GAAP measures do not precede the most directly comparable GAAP measure in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

6.   We note your adjustments for non-cash interest expense and non-cash taxes, as well as your disclosure that you adjust for these items because they provide information about your "cash-based performance" and "projected liquidity." Although the majority of your disclosures appear to indicate that this is a performance measure, the adjustments to add back only the non-cash interest and taxes and the corresponding disclosure appear to indicate that this may be a measure of liquidity. Please clarify whether non-GAAP net income is a performance or liquidity measure. If non-GAAP net income is a performance measure, please explain your basis for only adjusting for non-cash interest and taxes. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, Barbara C. Jacobs at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services